4-29-02



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934


02030374

Report on Form 6-K dated April 29, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated April 29, 2002 re: Partner Announces First Quarter 2002 Results Attaching the Full Financial Report.

PARTNER COMMUNICATIONS ANNOUNCES FIRST QUARTER 2002 RESULTS

Rosh Ha'ayin, Israel, April 29, 2002 **– Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the first quarter ended March 31, 2002.**

Highlights

- Revenues for the quarter reached NIS 929.5 million (US$ 199.1 million), up 32% from the first quarter of 2001.
- EBITDA for the quarter reached NIS 225.9 million (US$ 48.4 million), up 168% from the first quarter of 2001.
- Operating profit of NIS 103.8 million (US$ 22.2 million) for the quarter up from an operating loss of NIS 44.1 million in the first quarter of 2001.
- Subscriber base of 1,596,000, compared to 1,004,000 at the end of the first quarter of 2001.
- Market share increased to an estimated 27%, up from 22% in the first quarter of 2001.
- Average monthly minutes of use per subscriber and ARPU continued to be among the highest in the industry with 284 minutes of use and ARPU of NIS 184 (US$ 39.4)
- Average cost of acquiring a new subscriber was NIS 443 (US$ 95).

Revenues for the first quarter of 2002, driven primarily by subscriber growth, increased to NIS 929.5 million (US$ 199.1 million), from NIS 704.1 million (US$ 150.8 million) in the first quarter of 2001, an increase of 32%.

EBITDA for the first quarter increased to NIS 225.9 million (US$ 48.4 million), an increase of NIS 141.5 million (US$ 30.3 million), from NIS 84.4 million (US$ 18.1 million) in the first quarter of 2001.

Operating profit for the first quarter of 2002 increased to NIS 103.8 million (US$ 22.2 million), from an operating loss of NIS 44.1 million (US$ 9.4 million) in the first quarter of 2001. Operating profit for the first quarter of 2002 was affected by reduced quarterly amortization costs of approximately NIS 25 million (US$ 5.4 million) resulting from the extension of the Company's license from 2008 to 2017.

Net loss for the first quarter was NIS 22.9 million (US$ 4.9 million) or NIS 0.13 (US$ 0.03) per ADS, compared to NIS 136.3 million (US$ 29.2 million), or NIS 0.76 (US$ 0.17) per ADS for the first quarter of 2001.

Commenting on the first quarter's results, Alan Gelman, Partner's Chief Financial Officer said; "We continue to improve in every financial parameter growing our revenues and operating profit at healthy rates. Our first quarter's results were substantially influenced by increased financial expenses as foreign exchange charges, resulting from the devaluation of the Shekel, affecting the principal of the $175 million US Dollar denominated notes. These charges accounted for over NIS 44 million (US$ 9.4 million), or 36% of the total financial expenses." Mr. Gelman added: "While the Company's hedges most of its foreign exchange exposures which affect current cash flow, our policy is not to hedge this particular exposure, since the total balance of these notes is payable only in 2010."

The Company reiterated its expectation to be cash flow positive for the balance of 2002, despite the negative cash flow for the first quarter of 2002 of NIS 312.7 million (US$ 67.0 million), which included initial license fees paid for access to second generation 1800 spectrum and 3G spectrum in the amount of NIS 176 million.

As previously reported, in light of the sale by Matav Cable of approximately 7.7% of Partner's issued and outstanding share capital to a subsidiary of Hutchison Whampoa Ltd. and the concurrent amendment of the relationship agreement among Partner's principal shareholders, Partner has been informed that Bank of Israel rules which limit the amount of lending to related entities will no longer apply to loans to Partner from Bank Hapoalim. As a result, Bank Hapoalim has agreed to participate in Partner's loan facility on the same terms as those applicable to the other lending banks, and accelerated repayment to Bank Hapoalim will no longer be required.

Mr. Gelman commented that the amendment of the credit facility, deferring the repayment schedule to Bank Hapoalim, substantially improves the Company's available funding for future requirements and eliminates its immediate need to find alternative sources of funding to replace Bank Hapoalim.

The Company's subscriber base reached 1,596,000 subscribers, compared to 1,004,000 at the end of the first quarter of 2001. During the quarter Partner added 138,000 new subscribers, including 63,000 prepaid customers. Prepaid customers now account for 28% of the Company's subscriber base. The quarterly churn rate remained low at 1.3%.

The Company's market share continued to grow, totaling approximately 27% of the number of all cellular subscribers in Israel, up from 22% at the end of the first quarter of 2001.

Average monthly usage per subscriber for the quarter was 284 minutes, versus 333 minutes per month for the comparable quarter last year, and 301 minutes per month for the fourth quarter of 2001. Average monthly revenue per user (ARPU), including in-roaming revenues, was NIS 184 (US$ 39.4), versus NIS 232 (US$ 49.7) per month for the first quarter of 2001 and NIS 195 (US$ 41.8) for the fourth quarter of 2001. The usage and ARPU levels for the first quarter of 2002 continued to be above the market and the industry averages.

Commenting on the dilution in MOU and ARPU, Mr. Gelman said: "While a portion of the dilution in the first quarter could be attributed to the effects of the tension in the regions, the primary reason for the dilution remains the changing mix in our customer base. This trend will likely continue as the number of prepaid customers on our network increases".

The cost of acquiring new subscribers remained low, as the average subscriber acquisition cost (SAC) in the first quarter was NIS 443 (US$ 95), a significant decrease from NIS 535 (US$ 114.6) in the first quarter of 2001 and 4 percent higher than in the fourth quarter of 2001

Commenting on the quarter's results, Partner's Chief Executive Officer, Mr. Amikam Cohen said: "We are delighted to be able to report that we continued the trend of growing our top line revenues by aggressively adding subscribers, growing our customer base by almost 10% in the first quarter of 2002, and surpassing the one and a half million subscriber mark, once again, we captured the lion's share of growth in the market, without sacrificing our profitability targets."

Mr. Cohen added: "Partner has always been dedicated to offering its customers attractive rate plans, excellent network quality, a wide range of handsets, and an expanding variety of value added services. In 2002, we launched a range of new data and content services, using some of the most innovative technologies in the cellular world, and we believe that by the time 3G is ready for launch our customer base will already possess knowledge of the benefits and value of the mobile lifestyle."

Partner Communications will hold a conference call for investment professionals on April 29th, 2002, at 17:00 Israel local time. This conference call will be broadcasted live over the Internet and can be accessed by all interested parties through our investors' web site at http://investors.partner.co.il. To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available shortly after the call ends via the Internet (at the same location as the live broadcast) until midnight on May 6th, 2002

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 96 countries using 230 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Notes: *Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.*

Words such as "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

- *Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;*
- *The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;*
- *The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;*
- *The introduction or popularity of new products and services, including pre-paid phone products, which could increase churn;*
- *The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;*
- *The availability and cost of capital and the consequences of increased leverage;*
- *The risks and costs associated with the need to acquire additional spectrum for current and future services;*
- *The risks associated with technological requirements, technology substitution and changes and other technological developments;*
- *Fluctuations in exchange rates;*
- *The results of litigation filed or to be filed against us; and*
- *The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;*
- *As well as the risk factors specified under the heading "Risk Factors" in our report on Form 6-K filed with the SEC on December 26, 2001.*

The financial statements set forth below should be read in conjunction with the financial statements of Partner Communications for the quarter ended March 31st, 2002 and notes thereto that have been filed concurrently to the U.S. Securities and Exchange Commission on form 6-K.

The attached summary financial statements are prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31st, 2002: US $1.00 equals 4.668. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Contacts:

Mr. Alan Gelman
Chief Financial Officer
Tel: +972-67-814951
Fax: +972-67-815961
E-mail:alan.gelman@orange.co.il

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67-814151
Fax: +972-67-814161
E-mail:dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Assets				
CURRENT ASSETS:				
Cash and cash equivalents	7,062	5,272	1,513	1,129
Accounts receivable:				
Trade	480,604	458,434	102,957	98,208
Other	55,090	42,930	11,802	9,197
Inventories	152,164	124,512	32,597	26,674
Total current assets	694,920	631,148	148,869	135,208
INVESTMENTS AND LONG -TERM RECEIVABLES:				
Non-marketable securities	3,530	8,244	756	1,766
Security deposit	106,396	100,869	22,793	21,609
Accounts receivables - trade	2,110	3,696	452	792
Funds in respect of employee rights upon retirement	32,567	28,160	6,977	6,033
	144,603	140,969	30,978	30,200
FIXED ASSETS, net of accumulated depreciation and amortization	1,776,342	1,749,052	380,536	374,690
LICENSE AND DEFERRED CHARGES, net of amortization	1,276,135	1,112,959	273,379	238,422
	3,892,000	3,634,128	833,762	778,520

	New Israeli shekels		Convenience translation into U.S. dollars	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Liabilities net of capital deficiency				
CURRENT LIABILITIES:				
Current maturities of long-term loans	47,114	483,897	10,093	103,663
Accounts payable and accruals:				
Trade	479,522	524,642	102,726	112,391
Other	124,497	186,165	26,670	39,881
Total current liabilities	651,133	1,194,704	139,489	255,935
LONG-TERM LIABILITIES:				
Bank loans, net of current maturities	2,590,376	1,818,066	554,922	389,474
Notes payable	816,900	772,800	175,000	165,554
Liability for employee rights upon retirement	46,614	42,334	9,986	9,069
Total long-term liabilities	3,453,890	2,633,200	739,908	564,097
Total liabilities	4,105,023	3,827,904	879,397	820,032
CAPITAL DEFICIENCY:				
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2001 - 200,000,000 shares and March 31, 2002 - 235,000,000 shares; issued and outstanding - December 31, 2001 - 178,924,585 shares and March 31, 2002 - 178,943,747 shares	1,789	1,789	383	383
Capital surplus	2,294,939	2,298,080	491,632	492,305
Deferred compensation	(17,614)	(24,362)	(3,773)	(5,219)
Accumulated deficit	(2,492,137)	(2,469,283)	(533,877)	(528,981)
Total capital deficiency	(213,023)	(193,776)	(45,635)	(41,512)
	3,892,000	3,634,128	833,762	778,520

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels		Convenience translation into U.S. dollars	
	3 month period ended March 31,		3 month period ended March 31,	
	2002	2001	2002	2001
	(Unaudited)			
	In thousands (except per share data)			
REVENUES - net	929,490	704,145	199,119	150,845
COST OF REVENUES	713,699	649,187	152,892	139,072
GROSS PROFIT	215,791	54,958	46,227	11,773
SELLING AND MARKETING EXPENSES	78,633	63,501	16,845	13,603
GENERAL AND ADMINISTRATIVE EXPENSES	33,399	35,557	7,155	7,617
OPERATING PROFIT (LOSS)	103,759	(44,100)	22,227	(9,447)
FINANCIAL EXPENSES - net	122,559	95,633	26,255	20,487
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES	4,054		868	
NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(22,854)	(139,733)	(4,896)	(29,934)
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		3,483		746
NET LOSS	(22,854)	(136,250)	(4,896)	(29,188)
NET LOSS PER SHARE - basic and diluted:				
Before cumulative effect	(0.13)	(0.78)	(0.03)	(0.17)
Cumulative effect		0.02		*
Net loss	(0.13)	(0.76)	(0.03)	(0.17)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	178,934,166	178,888,888	178,934,166	178,888,888

*Representing an amount less than $0.01.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,		3 month period ended March 31,
	2002	2001	2002
	(Unaudited)		
	In thousands		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	(22,854)	(136,250)	(4,896)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	120,851	124,558	25,889
Capital gain on sale of fixed assets	(556)		(119)
Loss on impairment of investments in non-marketable securities	4,054		868
Amortization of deferred compensation related to employee stock option grants, net	3,587	5,750	769
Liability for employee rights upon retirement	4,280	2,499	917
Accrued interest and exchange and linkage differences on long-term liabilities	60,082	19,142	12,871
Accrued interest and exchange and linkage differences on security deposit	(5,527)	(5,182)	(1,184)
Sundry		141	
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable:			
Trade	(20,584)	(32,083)	(4,409)
Other	(12,160)	12,406	(2,605)
Increase (decrease) in accounts payable and accruals:			
Trade	(17,286)	16,979	(3,703)
Other	(55,895)	(26,790)	(11,974)
Increase in inventories	(27,652)	(25,429)	(5,924)
Net cash provided by (used in) operating activities	30,340	(44,259)	6,500
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(164,481)	(116,198)	(35,236)
Proceeds from sale of fixed assets	1,913	278	410
Other investments		(5,787)	
Purchase of additional spectrum	(176,027)		(37,709)
Funds in respect of employee rights upon retirement	(4,407)	(1,470)	(944)
Net cash used in investing activities	(343,002)	(123,177)	(73,479)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options granted to employee	20		4
Long-term bank loans received	820,956	285,011	175,869
Repayment of long term bank loans	(506,524)	(101,000)	(108,510)
Amount carried to deferred charges		(28)	
Net cash provided by financing activities	314,452	183,983	67,363
INCREASE IN CASH AND CASH EQUIVALENTS	1,790	16,547	384
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,272	869	1,129
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,062	17,416	1,513

Supplementary information on investing activities not involving cash flows

At March 31, 2002, trade payables include NIS 104,912,000 ($22,475,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

RECONCILIATION OF EBITDA

	new Israeli shekels*		Convenience translation Into U.S. dollars **	
	3 month period ended March 31		3 month period ended March 31	
	2002	2001	2002	2001
	In thousands			
Net loss	(22,854)	(136,250)	(4,896)	(29,188)
Adjustments required to reconcile EBITDA:				
Financial Expenses* **	120,786	93,862	25,875	20,107
Depreciation and amortization	120,851	124,558	25,889	26,683
Amortization stock option granted to employees	3,587	5,750	769	1,232
Capital gain	(556)		(119)	
Loss on impairment	4,054		868	
Implementation of FAS 133******		(3,483)		(746)
EBITDA	225,868	84,437	48,386	18,088

* The financial statements have been prepared on the basis of historical cost.

** The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2002: US $1.00 equals NIS 4.668 NIS.

*** Financial expenses excluding any charge for the amortization of pre-lunch financial costs, which are included in other depreciation and amortization charges stated above.

**** Cumulative effect, at beginning of year, of a change in accounting principles.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	New Israeli shekels			
	3 month period ended			
	June 30 2001	September 30 2001	December 31 2001	March 31, 2002
	(Unaudited)			
	In thousands			
REVENUES - net	796,850	867,323	881,031	929,490
COST OF REVENUES	641,648	698,984	729,344	713,699
GROSS PROFIT	155,202	168,339	151,687	215,791
SELLING AND MARKETING EXPENSES	70,996	80,956	77,507	78,633
GENERAL AND ADMINISTRATIVE EXPENSES	39,732	39,184	19,809	33,399
OPERATING PROFIT	44,474	48,199	54,371	103,759
FINANCIAL EXPENSES - net	89,189	127,533	88,572	122,559
LOSS ON IMPAIRMENT OF INVESTMENT IN MARKETABLE SECURITIES		8,862		4,054
NET LOSS	(44,715)	(88,196)	(34,201)	(22,854)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

Summary Operating Data

	MARCH 31, 2001		MARCH 31, 2002
Subscribers (in thousands)	1,004		1,596
Estimated share of total Israeli mobile telephone subscribers	22%		27%
Churn rate in quarter	1.0%		1.3%
Average monthly usage in quarter per subscriber (minutes)	333		284
Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)	232		184
Estimated coverage of Israeli population	97%		97%
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	1504 (449)		1901 (690)
Subscriber acquisition costs in quarter per subscriber (NIS)	535		443
Number of employees (full-time equivalent)	2,250		2,469

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2002

(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2002

(Unaudited)

TABLE OF CONTENTS

The amounts are stated in New Israeli Shekels (NIS) in thousands.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Assets				
CURRENT ASSETS:				
Cash and cash equivalents	7,062	5,272	1,513	1,129
Accounts receivable:				
Trade	480,604	458,434	102,957	98,208
Other	55,090	42,930	11,802	9,197
Inventories	152,164	124,512	32,597	26,674
Total current assets	694,920	631,148	148,869	135,208
INVESTMENTS AND LONG -TERM RECEIVABLES:				
Non-marketable securities	3,530	8,244	756	1,766
Security deposit	106,396	100,869	22,793	21,609
Accounts receivables - trade	2,110	3,696	452	792
Funds in respect of employee rights upon retirement	32,567	28,160	6,977	6,033
	144,603	140,969	30,978	30,200
FIXED ASSETS, net of accumulated depreciation and amortization	1,776,342	1,749,052	380,536	374,690
LICENSE AND DEFERRED CHARGES, net of amortization (note 1)	1,276,135	1,112,959	273,379	238,422
	3,892,000	3,634,128	833,762	778,520

Date of approval of the financial statements: April 29, 2002.

Amikam Cohen	**Alan Gelman**
Chief Executive Officer	**Chief Financial Officer**

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Liabilities net of capital deficiency				
CURRENT LIABILITIES:				
Current maturities of long-term loans (note 3)	47,114	483,897	10,093	103,663
Accounts payable and accruals:				
Trade	479,522	524,642	102,726	112,391
Other	124,497	186,165	26,670	39,881
T o t a l current liabilities	651,133	1,194,704	139,489	255,935
LONG-TERM LIABILITIES:				
Bank loans, net of current maturities (note 3)	2,590,376	1,818,066	554,922	389,474
Notes payable	816,900	772,800	175,000	165,554
Liability for employee rights upon retirement	46,614	42,334	9,986	9,069
T o t a l long-term liabilities	3,453,890	2,633,200	739,908	564,097
T o t a l liabilities	4,105,023	3,827,904	879,397	820,032
CAPITAL DEFICIENCY:				
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2001 - 200,000,000 shares and March 31, 2002 - 235,000,000 shares; issued and outstanding - December 31, 2001 - 178,924,585 shares and March 31, 2002 - 178,943,747 shares	1,789	1,789	383	383
Capital surplus	2,294,939	2,298,080	491,632	492,305
Deferred compensation	(17,614)	(24,362)	(3,773)	(5,219)
Accumulated deficit	(2,492,137)	(2,469,283)	(533,877)	(528,981)
T o t a l capital deficiency	(213,023)	(193,776)	(45,635)	(41,512)
	3,892,000	3,634,128	833,762	778,520

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)	
	3 month period ended March 31,		3 month period ended March 31,	
	2002	2001	2002	2001
	(Unaudited)			
	In thousands (except per share data)			
REVENUES - net	929,490	704,145	199,119	150,845
COST OF REVENUES	713,699	649,187	152,892	139,072
GROSS PROFIT	215,791	54,958	46,227	11,773
SELLING AND MARKETING EXPENSES	78,633	63,501	16,845	13,603
GENERAL AND ADMINISTRATIVE EXPENSES	33,399	35,557	7,155	7,617
OPERATING PROFIT (LOSS)	103,759	(44,100)	22,227	(9,447)
FINANCIAL EXPENSES - net	122,559	95,633	26,255	20,487
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES	4,054		868	
NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(22,854)	(139,733)	(4,896)	(29,934)
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		3,483		746
NET LOSS	(22,854)	(136,250)	(4,896)	(29,188)
NET LOSS PER SHARE - basic and diluted:				
Before cumulative effect	(0.13)	(0.78)	(0.03)	(0.17)
Cumulative effect		0.02		*
Net loss	(0.13)	(0.76)	(0.03)	(0.17)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	178,934,166	178,888,888	178,934,166	178,888,888

*Representing an amount less than $0.01.

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT

OF CHANGES IN CAPITAL DEFICIENCY

	Share Capital	Capital Surplus	Deferred Compensation	Accumulated Deficit	Total
	In thousands				
New Israeli shekels (note 2b)					
BALANCE AT JANUARY 1, 2002 (audited)	1,789	2,298,080	(24,362)	(2,469,283)	(193,776)
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2002 (unaudited):					
Exercise of options granted to employees		20			20
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(3,161)	6,748		3,587
Net loss				(22,854)	(22,854)
BALANCE AT MARCH 31, 2002 (unaudited)	1,789	2,294,939	(17,614)	(2,492,137)	(213,023)
Convenience translation into U.S. dollars (note 2b)					
BALANCE AT JANUARY 1, 2002 (audited)	383	492,305	(5,219)	(528,981)	(41,512)
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2002 (unaudited):					
Exercise of options granted to employees		4			4
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(677)	1,446		769
Net loss				(4,896)	(4,896)
BALANCE AT MARCH 31, 2002 (unaudited)	383	491,632	(3,773)	(533,877)	(45,635)

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience ranslation into U.S. dollars (see note 2b)
	3 month period ended March 31,		3 month period ended March 31,
	2002	2001	2002
	(Unaudited)		
	In thousands		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	(22,854)	(136,250)	(4,896)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	120,851	124,558	25,889
Capital gain on sale of fixed assets	(556)		(119)
Loss on impairment of investments in non-marketable securities	4,054		868
Amortization of deferred compensation related to employee stock option grants, net	3,587	5,750	769
Liability for employee rights upon retirement	4,280	2,499	917
Accrued interest and exchange and linkage differences on long-term liabilities	60,082	19,142	12,871
Accrued interest and exchange and linkage differences on security deposit	(5,527)	(5,182)	(1,184)
Sundry		141	
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable:			
Trade	(20,584)	(32,083)	(4,409)
Other	(12,160)	12,406	(2,605)
Increase (decrease) in accounts payable and accruals:			
Trade	(17,286)	16,979	(3,703)
Other	(55,895)	(26,790)	(11,974)
Increase in inventories	(27,652)	(25,429)	(5,924)
Net cash provided by (used in) operating activities	30,340	(44,259)	6,500
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(164,481)	(116,198)	(35,236)
Proceeds from sale of fixed assets	1,913	278	410
Other investments		(5,787)	
Purchase of additional spectrum	(176,027)		(37,709)
Funds in respect of employee rights upon retirement	(4,407)	(1,470)	(944)
Net cash used in investing activities	(343,002)	(123,177)	(73,479)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options granted to employee	20		4
Long-term bank loans received	820,956	285,011	175,869
Repayment of long term bank loans	(506,524)	(101,000)	(108,510)
Amount carried to deferred charges		(28)	
Net cash provided by financing activities	314,452	183,983	67,363
INCREASE IN CASH AND CASH EQUIVALENTS	1,790	16,547	384
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,272	869	1,129
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,062	17,416	1,513

Supplementary information on investing activities not involving cash flows

At March 31, 2002, trade payables include NIS 104,912,000 ($22,475,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited)

1. Nature of operations:

Partner Communications Company Ltd. ("the Company") and its wholly owned subsidiary (together - "the Group") operate a mobile telecommunications network based upon the Global System for Mobile Communications ("GSM") Standard in Israel.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and 3G band (2100MHz)). Following the award of the above spectrum, the company's license will be amended and extended through 2017.

In consideration for the above additional spectrum the Company has committed to pay NIS 180 million ($39 million) for the 2G spectrum in two installments (payable by the end of 2003) and NIS 220 million ($47 million) for the 3G spectrum in five installments through 2006. Out of the abovementioned amounts, approximately NIS 176 million (approximately $38 million) was paid during the three-month period ended March 31, 2002.

Following the above amendments the amortized balance of the Company's existing license as well as the cost of the additional spectrum are amortized over the period ending in 2017, subject to the utilization period.

2. Basis of presentation:

a. The condensed consolidated interim financial statements at March 31, 2002 and for the three-month period then ended ("the interim financial statements") have been prepared in condensed form, in accordance with accounting principles generally accepted for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management's opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

2. Basis of presentation (continued):

b. The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels ("NIS").

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar	Israeli CPI
	%	%
Three months ended March 31,		
2002	5.7	2.4
2001	3.7	(0.5)
Year ended December 31,		
2001	9.3	1.4

The Nominal NIS figures at March 31, 2002 and December 31, 2001 and for the three month periods ended at March 31, 2002 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at March 31, 2002 ($ 1 = NIS 4.668). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

3. Long-term bank loans

As described in the 2001 annual financial statements, certain controlling persons of the Company's principal shareholders are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim, one of the banks participating in the Company's credit facility. Consequently, due to Bank of Israel regulations restricting loans to related entities, the repayment schedule of Bank Hapoalim's portion of the credit facility was different than that of the other participating banks in the facility, and required earlier repayment. As a result of the sale by one of the Company's principal shareholders, of a portion of its shares in the Company to a subsidiary of another principal shareholder, and an amendment to the Relationship Agreement among the Company's principal shareholders in April 2002, the Bank of Israel rules which restrict Bank Hapoalim's lending to the Company are no longer applicable.

The Company's credit facility has been amended to reflect Bank Hapoalim's agreement to participate in the credit facility on the same terms as the other lending banks. Therefore, the relevant balances owed to Bank Hapoalim under the credit facility, which were recorded in the Company's annual financial statements for the year ended 2001 as short-term liabilities are recorded in the balance sheet as of March 31, 2002 as long term liabilities.

4. Contingent liabilities:

a. On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, filed by a private consumer who has previously asked to join the above class action, may be brought again before the court. The court had previously frozen the proceedings of the private consumer's claim, until a decision is made in the case filed by the consumer organization.
At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened, and therefore no provision has been made.

b. On July 8, 2001, Shakoland 890 (1996) Ltd. filed a claim against the Company for alleged violation of supplier's exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

On December 17, 2001, another claim was lodged against the Company, in the amount of approximately NIS 5 million, by the same claimant, alleging the breach of an agreement for the granting of content services. However, this amount can be increased by the claimant.
At this stage, it is not possible to determine the success of the said litigation, and therefore no provision has been made.

c. On December 31, 2001, a claim was filed against the Company and another Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for airtime charged in respect of calls, which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against the Company is estimated at approximately NIS 21 million.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

4. **Contingent liabilities** (continued):

d. On March 20, 2002, the Company received a demand from one of the company's former distributors, mainly for alleged violation of his distribution agreement and understandings. The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceeds the above amount.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of such a demand if filed by the way of legal claim, and the amount it claims, therefore no provision has been made.

e. The Company does not have building permits for many of its cell sites and as result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

f. The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

g. On April 8, 2002, a claim was filed against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

5. **Reclassification**

Certain comparative figures have been reclassified in order to agree with the presentation in the current year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigne thereunto duly authorized.

Partner Communications Company Ltd

By /s/ 

Name: Alan Gelman

Title: Chief Financial Officer

Dated: April 29, 2002